# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lucas GC Ltd, CIK 0001954694
CUSIP: G57037114
Title of class of securities: Class A Ordinary shares, par value US$0.0002 per share
Address of issuer's principal executive offices: Room 1109, 11/F, Tower A, Star Plaza, No. 8 Wangjing Street, Chaoyang District, Beijing, China (F4), 100102
Date of event which requires filing of this statement: 04/20/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002036938

## Reporting persons
- Howard Lee: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,190,718; shared voting power 0; sole dispositive power 1,190,718; shared dispositive power 0; aggregate amount beneficially owned 1,190,718 (2.8% of the class)
  Comment: (1) For Rows 5, 7 and 9: represents 1,190,718 Class A ordinary shares of Lucas GC Limited (the "Issuer") held of record by HTL Lucky Holding Limited, a British Virgin Islands company, wholly owned by HTL Star Holding Limited. HTL Star Holding Limited is wholly owned by Mr. Howard Lee.
  
  (2) For Row 11, percentage is calculated based on 42,790,404 Class A ordinary shares of the Issuer issued and outstanding (excluding 2,406 Class A ordinary shares repurchased as treasury shares) as of April 20, 2026, as reported by the Issuer on its annual report on Form 20-F for the fiscal year ended December 31, 2025 filed with the Securities and Exchange Commission (the "SEC") on April 20, 2026 (the "Form 20-F"). This Amendment No. 2 ("Amendment No. 2") to the Schedule 13G filed by the Reporting Persons with the SEC on October 11, 2024 constitutes an exit filing as the Reporting Person has ceased to be the beneficial owner of more than 5.0% of the Issuer's total ordinary shares outstanding.
- HTL Star Holding Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 1,190,718; shared voting power 0; sole dispositive power 1,190,718; shared dispositive power 0; aggregate amount beneficially owned 1,190,718 (2.8% of the class)
  Comment: (1) For Rows 5, 7 and 9: represents 1,190,718 Class A ordinary shares of the Issuer held of record by HTL Lucky Holding Limited, a British Virgin Islands company wholly owned by HTL Star Holding Limited.
  
  (2) For Row 11, percentage is calculated based on 42,790,404 Class A ordinary shares of the Issuer issued and outstanding (excluding 2,406 Class A ordinary shares repurchased as treasury shares) as of April 20, 2026, as reported by the Issuer on the Form 20-F. This Amendment No. 2 constitutes an exit filing as the Reporting Person has ceased to be the beneficial owner of more than 5.0% of the Issuer's total ordinary shares outstanding.
- HTL Lucky Holding Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 1,190,718; shared voting power 0; sole dispositive power 1,190,718; shared dispositive power 0; aggregate amount beneficially owned 1,190,718 (2.8% of the class)
  Comment: (1) For Rows 5, 7 and 9: represents 1,190,718 Class A ordinary shares of the Issuer held of record by HTL Lucky Holding Limited.
  
  (2) For Row 11, percentage is calculated based on 42,790,404 Class A ordinary shares of the Issuer issued and outstanding (excluding 2,406 Class A ordinary shares repurchased as treasury shares) as of April 20, 2026, as reported by the Issuer on the Form 20-F. This Amendment No. 2 constitutes an exit filing as the Reporting Person has ceased to be the beneficial owner of more than 5.0% of the Issuer's total ordinary shares outstanding.

## Item 1. Issuer
Name of issuer: Lucas GC Ltd
Address of issuer's principal executive offices: Room 1109, 11/F, Tower A, Star Plaza, No. 8 Wangjing Street, Chaoyang District, Beijing, F4, 100102

## Item 2. Person Filing
Name of person filing:
Howard Lee

HTL Star Holding Limited

HTL Lucky Holding Limited
Address of principal business office or, if none, residence:
Howard Lee: Room 1109, 11/F, Tower A, Star Plaza, No. 8 Wangjing Street, Chaoyang District, Beijing 100102, China

HTL Star Holding Limited: ICS Corporate Services (BVI) Limited Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands

HTL Lucky Holding Limited: ICS Corporate Services (BVI) Limited, Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands
Citizenship:
Howard Lee: United States of America

HTL Star Holding Limited: British Virgin Islands

HTL Lucky Holding Limited: British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the response of each Reporting Person to Row (9) of this Amendment No. 2 on the attached cover pages.
Percent of class: See the responses of each Reporting Person to Row (11) of this Amendment No. 2 on the attached cover pages. This Amendment No. 2 constitutes an exit filing as each Reporting Person has ceased to be the beneficial owner of more than 5.0% of the Issuer's total ordinary shares outstanding.
Sole power to vote or to direct the vote: See the responses of each Reporting Person to Row (5) of this Amendment No. 2 on the attached cover pages.
Shared power to vote or to direct the vote: See the responses of each Reporting Person to Row (6) of this Amendment No. 2 on the attached cover pages.
Sole power to dispose or to direct the disposition: See the responses of each Reporting Person to Row (7) of this Amendment No. 2 on the attached cover pages.
Shared power to dispose or to direct the disposition: See the responses of each Reporting Person to Row (8) of this Amendment No. 2 on the attached cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 of Schedule 13G filed by the Reporting Persons on October 11, 2024)

## Signatures
- Howard Lee: /s/ Howard Lee, Howard Lee (08/14/2026)
- HTL Star Holding Limited: /s/ Howard Lee, Director (08/14/2026)
- HTL Lucky Holding Limited: /s/ Howard Lee, Director (08/14/2026)
Comment: Explanatory Note: This Amendment No. 2 is being filed to report that each Reporting Person has ceased to be the beneficial owner of more than 5.0% of the Issuer's total ordinary shares outstanding. This Amendment No. 2 constitutes an exit filing for the Reporting Persons.